EXHIBIT 21.1

LIST OF SUBSIDIARIES OF JOURNAL REGISTER COMPANY

The following is a list of the corporations that are subsidiaries of Journal Register Company, a Delaware corporation. If indented, the corporation listed is a wholly-owned subsidiary of the corporation under which it is listed. The names of all subsidiaries more than two levels removed from Journal Register Company have been omitted and are included in the number of owned subsidiaries of their most immediate direct or indirect parent company listed below.

Name of Corporation	State of Incorporation	Number of Owned Subsidiaries (Direct and Indirect)
Journal Register East, Inc.	Delaware	39
Chanry Media, Inc.	Delaware	8
Register Company, Inc.	Delaware	—
JRC.com, LLC	Delaware	—